SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No.      )*

XO Holdings, Inc.

(formerly XO Communications, Inc.)
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

98417K106
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 14, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of the Stock of the Issuer reported herein is 12,152,195 shares, which constitutes approximately 6.6% of the 182,937,151 shares deemed outstanding pursuant to Rule 13d-3(d)(1). Unless otherwise stated herein, all other ownership percentages set forth herein assume that there are 182,075,035 shares outstanding.

1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  11,290,079 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  11,290,079 (1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           12,152,195 (1)(2)(3)(4)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 6.6% (5)

14.     Type of Reporting Person: PN
--------------
(1)     The shares were acquired by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC ("R2") pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P. has sole voting and dispositive power over such shares and R2 has no beneficial ownership of such shares.
(2)     Includes 344,846 shares of Common Stock that may be acquired upon the exercise of Series A Warrants.
(3)     Includes 258,635 shares of Common Stock that may be acquired upon the exercise of Series B Warrants.
(4)     Includes 258,635 shares of Common Stock that may be acquired upon the exercise of Series C Warrants.
(5)     Pursuant to Rule 13d-3(d)(1)(i), the number of shares deemed to be outstanding is 182,937,151.

ITEM 1.   SECURITY AND ISSUER.

This statement relates to the Common Stock, par value $.01 per share (the "Stock") of XO Holdings, Inc. (the "Issuer").  The principal executive offices of the Issuer are located at 13865 Sunrise Valley Drive, Herndon, Virginia 20171.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D Statement on behalf of Amalgamated Gadget, L.P., a Texas limited partnership ("Amalgamated"), the "Reporting Person." Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):  Scepter Holdings, Inc., a Texas corporation ("Scepter"), and Geoffrey Raynor ("Raynor").  The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

(b)-(c)

Reporting Person

Amalgamated is a Texas limited partnership, the principal business of which is providing investment consulting services to third parties.  The principal address of Amalgamated, which also serves as its principal office, is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

Controlling Persons

Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below.  The principal address of each Controlling Person, which also serves as its principal office, is 301 Commerce Street, Suite 3200, Fort Worth, Texas 76102.

Scepter is a Texas corporation, the principal business of which is serving as the general partner of Amalgamated and activities related thereto.  Raynor is the sole shareholder, the director and the President of Scepter.

Raynor's principal occupation or employment is serving as the President of Scepter.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of the funds used or to be used by the Reporting Person to purchase the shares is set forth below.

REPORTING PERSON	SOURCE OF FUNDS	AMOUNT OF FUNDS
Amalgamated	Other	Not Applicable (1)(2)

(1)  Amalgamated has not expended any of its funds for purchases of the Stock reported herein.  Amalgamated, however, expended $56,248,975.45 of the funds of R2 to purchase the Stock.
(2)  All of the Warrants and 41,698 shares of the Stock shown above were acquired in 2006 in exchange for claims surrendered in the bankruptcy of Nextlink Communications, LLC, which was acquired by the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION.

On February 14, 2008, the Reporting Person, on behalf of R2, sent the following letter to Robert Knauss, Adam Dell and Fredrik Gradin, in their capacities as directors of the Issuer:

Dear Messrs. Knauss, Dell, and Gradin:

R2 Investments, LDC ("R2") is the beneficial owner of more than 11.2 million shares of common stock of XO Holdings, Inc. ("XO"). Based on XO's public filings, we understand that you, as members of XO's Board of Directors, are "actively pursuing new financing alternatives" to fund your business strategy. Should any of these "new financing alternatives" being considered include refinancing the debt facility and the preferred equity owned by affiliates of XO's majority stockholder and Chairman, Carl Icahn, we write to place you on notice that R2 will challenge any proposed transaction that it perceives to be unfair to XO's minority shareholders or otherwise disadvantageous to XO, and will seek to hold you liable for any such breach of your fiduciary duty. Based on your prior actions, we are truly skeptical that you or any member of the current board of directors can act as independent advocates of any shareholder other than Carl Icahn.

As you know, in the Fall of 2005, you used the EBITDA covenants of the Company's Icahn-controlled debt facility as the rationale to justify your agreement to sell virtually all of XO's revenue-generating assets to Carl Icahn at a price that was unfair to XO and its minority shareholders. R2, together with other shareholders, sued XO and its directors and succeeded in stopping this self-dealing transaction.

Since the Fall of 2005, during perhaps the most attractive credit market in history in which the Company would have been able to obtain very attractive financing terms, you have declined to refinance the Icahn-owned credit facility! Financial institutions were handing out money prior to June 2007. Surely you could have found someone to refinance that credit facility. Instead, despite your full knowledge of the terms of the Icahn-owned credit facility, you sat on your hands for nearly two years, and only recently have you begun to look for refinancing options. Given the current turmoil in the credit market, raising capital now would be another wrongful action that could be motivated only by an intent to benefit majority shareholder Carl Icahn at the expense of the Company and its minority shareholders. Clearly, it will be incredibly expensive to raise money now as compared to one year ago - thereby allowing Mr. Icahn the ability to massively dilute other shareholders should he conveniently be the only source of available financing. We hope to prove that such actions are not permissible under Delaware law.

The Company has approximately seventeen months before the bank debt comes due. Given the amount of time available and the current market turmoil, the only decision that can serve the interests of XO and all of its shareholders is to find a financing alternative that is completely independent of Mr. Icahn and his desire to dilute current shareholders and, if that is not possible, to wait until the credit markets stabilize and then try again. Should you be considering a rights offering, you must recognize that while a rights offering may superficially appear fair to all shareholders, it is actually not fair at all when you consider that the Company is trying to raise more money than it immediately needs in the middle of an obviously distressed market environment, as is suggested in the Company's most recent Form 10-Q. This fatal combination will inevitably lead to Mr. Icahn increasing his relative percentage ownership at the expense of other shareholders when such an action is completely unnecessary. This will prove to just be a poorly disguised means of stealing value from the minority shareholders and handing it to Mr. Icahn. Our belief is that Delaware law will see this for what it is - an underhanded way to steal the Company. We trust that Delaware law will once again prove that form does not trump substance.

Given recent history, we are observing your actions with a microscope and will continue to do so. Since the majority of XO's directors are employed by Carl Icahn, they clearly cannot be relied upon to protect the interests of the minority shareholders. Despite our concerns about your allegiance to Mr. Icahn, we can only hope that you can and will look out for the interests of the minority shareholders - indeed, you are the only possible voice of and protection for the minority shareholders on XO's board.

In fact, it is our belief that only you three could possibly qualify as "independent directors," and even that distinction is up for debate. Nonetheless, we believe only you three should be allowed to vote on any refinancing proposal since Mr. Icahn and his associates are clearly all self-interested parties in the transaction. To the extent any director other than you three participates in such a vote, we intend to challenge the validity of the vote. Further, we intend to hold you three directors to the highest standards supported under Delaware law. Should there be any hint of wrongful conduct on your part, it is R2's intent to act immediately, and with every resource available, to challenge the offending transaction and to seek recovery from the Company, from Mr. Icahn and his associates, and if appropriate from you personally - to the fullest extent possible under Delaware law. Given that you do not have Mr. Icahn's deep pocketbook to fall back on if the Company's D&O insurance policy does not fully protect you, you should carefully consider your fiduciary duties and legal obligations.

As in 2005, R2 will not hesitate to take any actions necessary to protect the interests of XO's minority shareholders should you shirk your fiduciary duties to them and, instead, seek to serve the interests of the Company's majority shareholder. Those actions would not only include seeking to recover damages, but could also include seeking to equitably subordinate Mr. Icahn's interests in XO as a remedy for breach of fiduciary duty.

We are filing this letter publicly to encourage all shareholders to voice their concerns regarding your consideration of any "new financing alternatives."

Very truly yours,

R2 INVESTMENTS, LDC

The Reporting Person acquired and continues to hold the shares of the Stock reported herein for investment purposes.  Depending on market conditions and other factors that the Reporting Person may deem material to its investment decisions, the Reporting Person may sell all or a portion of the shares, or may purchase additional shares, on the open market or in a private transaction.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)

Reporting Person

Amalgamated

Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 12,152,195 shares of the Stock, which constitutes approximately 6.6% of the 182,937,151 shares of the Stock deemed to be outstanding thereunder.

Controlling Persons

Scepter

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 12,152,195 shares of the Stock, which constitutes approximately 6.6% of the 182,937,151 shares of the Stock deemed outstanding pursuant to Rule 13-3(d)(1)(i).

Raynor

Because of his position as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 12,152,195 shares of the Stock, which constitutes approximately 6.6% of the 182,937,151 shares of the Stock deemed outstanding pursuant to Rule 13-3(d)(1)(i).

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

Reporting Person

Amalgamated

Acting through its general partner, Amalgamated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 11,290,079 shares of the Stock.

Controlling Persons

Scepter

As the sole general partner of Amalgamated, Scepter has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 11,290,079 shares of the Stock.

Raynor

As the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 11,290,079 shares of the Stock.

(c)  During the past 60 days, the Reporting Person has not purchased or sold any shares of the Stock.

Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the Item 2 Persons have effected any transactions in the Stock during the past 60 days.

The Reporting Person affirms that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

(e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       The Reporting Person and the Issuer have entered into a non-disclosure agreement containing customary terms and conditions. In addition, until March 18, 2008 or the date that all the material, non-public information received by the Reporting Person has been disclosed to the public, without the prior written consent of the Issuer, the Reporting Person may not use the information disclosed under the agreement to, directly or indirectly, sell, transfer or acquire or offer to sell, transfer or acquire, seek, propose or agree to sell, transfer or acquire, by any means, including, without limitation, by means of a sale, transfer, purchase, tender or exchange offer, business combination or in any other manner, beneficial ownership of any securities of the Issuer, including rights or options to acquire such ownership.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

     DATED: February 14, 2008

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading